

Mail Stop 4631   June 1, 2010

<u>Via U.S. Mail and facsimile</u>

Mr. Gennady Fedosov, President
   Secretary and Treasurer
Global GSM Solutions, Inc.
204 West Spear Street
Carson City, NV   89703

RE   :   Global GSM Solutions, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed on: May 20, 2010
               File No.: 333-165929

Dear Mr. Fedosov:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that you are required to file a marked copy of your amendments on EDGAR. As you did not file a marked copy of Amendment #1 on EDGAR, please file your Amendment #2 that is marked to show cumulative changes since you filed the original registration statement.

Prospectus Cover Page

2. As requested in prior comment 1, please include the "Subject to Completion" legend required by Item 501(b)(10) of Regulation S-K if you intend to use the prospectus before the effective date. We note your response that you have included the legend, but this appears to be in error.

3. As previously commented, the proceeds to the company, as disclosed in the table on the prospectus cover page, should be net only of underwriting discounts and commissions. It appears that you still have included the expenses for legal and professional fees in the table. Please revise the table so that in the event the maximum shares are sold, the expenses column would show only the amount of expenses for underwriting discounts and commissions. The resulting proceeds to the company would equal $60,000 minus the $700 of expenses. Please revise the cover page information accordingly.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 if you have questions regarding the above comments or, in her absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director